RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources to Present at the Sequire Metals & Mining Conference on January 27th, 2022

Presentation on Thursday, January 27th, 2022 at 1:00 PM ET

THUNDER BAY, ON, January 20, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMES) an exploration company focused on advancing its Carrizal Copper-Gold-Cobalt property located in the Coastal Cordillera Chile, is pleased to announce that it will be presenting virtually at the upcoming Sequire Metals & Mining Conference on Thursday, January 27th, at 1:00 PM ET.

Caitlin Jeffs, President and CEO of Red Metal Resources, will be giving the presentation and taking 1x1 meetings.

Event: Red Metal Resources Presentation at the Sequire Metals & Mining Conference

Date: Thursday, January 27th, 2022

Time: 1:00 PM ET

Register to watch the presentation at mining21.mysequire.com. Investors can also request 1x1 meetings with Red Metal on the event website mining21.mysequire.com/. CEO, Caitlin Jeffs, will be available to take meetings throughout the day.

About Sequire Metals & Mining Conference

With a massive uptick in the mining industry and electric vehicles on the rise, Sequire is spending the entire day with public mining companies and industry experts exploring possibilities, opportunities, and the latest news.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMES

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com